EXHIBIT 99.11

CONSENT OF AUTHOR

Clive Brown, Pr.Eng., MSAIMM
Turgis Consulting (Pty) Ltd
Building 1, 299 Pendoring Road
Blackheath, South Africa

US Securities and Exchange Commission

I, Clive Brown, Pr.Eng., MSAIMM, certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the Form 40F of Great Basin Gold Ltd. contains any misrepresentation of the information contained in Technical Report on the Optimisation of the Feasibility Study of the Burnstone Project, Mpulamalanga Province, Republic of South Africa” dated June 21, 2007.

I do hereby consent to the filing with the regulatory authorities.

Dated this 27th day of March 2008.

signed and sealed
Clive Brown, Pr.Eng., MSAIMM